

# Rafael Saavedra · 2nd

Hands-on innovator, entrepreneur, technology strategist, team leader, serious about impact innovation and coffee

Sunnyvale, California, United States · 500+ connections ·

**Contact info**

**Trace.Coffee/Trace.(**

## Experience

### Co-founder

Trace.Coffee/Trace.Global

2014 – Present · 6 yrs

Silicon Valley, Bogotá D.C. Area, Colombia,

Connecting producers and consumers through Digital Stories and traceability technologies. Using mobile, digital content, IoT, blockchain, ML and innovative approaches to help improve product quality, supply chain transparency, quality of life for producers, and to bring a better informed consumer experience.



### Co-Founder

LookyLoo

Jan 2017 – Present · 4 yrs

Berkeley, CA



### CTO

Drive Time Metrics, Inc.

Feb 2015 – Present · 5 yrs 11 mos

Sunnyvale, California

Built the team, defined the technology strategy and architecture, selected tools and lead the development of the data analytics pipeline for processing media consumption data gathered from cars. Managed technical collaboration with car OEMs and other key partners.



### Dir. Technology AhaRadio

Harman International

Oct 2010 – Feb 2015 · 4 yrs 5 mos

Lead Aha Radio's evolution to a connected car product and service integrated with 20+ vehicle models of multiple brands, deployed in multiple countries. Contributed to the creation of Harman's Aha Analytics platform for the connected car. Lead Harman's connected car cyber security initiative. Headed efforts for securing Harman's intellectual property in coni ...**see mor**



### VP Technology

Aha Mobile

May 2008 – Oct 2010 · 2 yrs 6 mos

Assembled and lead the team that built a content aggregation and streaming platform and mobile app. Developed web-to-audio content conversion components. Filed several patents on mobile content delivery and connected car. Lead the product and team's transition after the company's acquisition by Harman.

**Show 4 more experiences** ⌄

---

## Education



### Universidad Nacional de Colombia



